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                                                                                                 EXHIBIT 12

                     KENTUCKY POWER COMPANY
        Computation of Ratio of Earnings to Fixed Charges
                (in thousands except ratio data)
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                                                                                                    Twelve
                                                                                                    Months
                                                              Year Ended December 31,               Ended
                                                  1995       1996       1997       1998      1999   3/31/00
Fixed Charges:
  Interest on First Mortgage Bonds . . . . . .  $19,090    $14,914    $14,867   $13,936   $12,712   $11,622
  Interest on Other Long-term Debt . . . . . .    2,422      6,446      8,597    12,188    13,525    14,445
  Interest on Short-term Debt. . . . . . . . .    2,242      2,849      3,034     2,455     2,552     2,950
  Miscellaneous Interest Charges . . . . . . .      510        555        559       634       869       962
  Estimated Interest Element in Lease Rentals.      700        800      1,700     1,500     1,200     1,200
       Total Fixed Charges . . . . . . . . . .  $24,964    $25,564    $28,757   $30,713   $30,858   $31,179

Earnings:
  Net Income . . . . . . . . . . . . . . . . .  $25,128    $16,973    $20,746   $21,676   $25,430   $25,273
  Plus Federal Income Taxes. . . . . . . . . .    3,914      5,119      9,415     9,785    12,993    12,898
  Plus State Income Taxes. . . . . . . . . . .    1,420        598      2,190     2,096     2,784     3,206
  Plus Fixed Charges (as above). . . . . . . .   24,964     25,564     28,757    30,713    30,858    31,179
       Total Earnings. . . . . . . . . . . . .  $55,426    $48,254    $61,108   $64,270   $72,065   $72,556

Ratio of Earnings to Fixed Charges . . . . . .     2.22       1.88       2.12      2.09      2.33      2.32
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